[Eversheds Sutherland (US) LLP Letterhead]

March 17, 2023

VIA EDGAR

Bernard Nolan, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidus Investment Corporation
Preliminary Proxy Statement on Schedule 14A filed on March 2, 2023
File No. 814-00861

Dear Mr. Nolan:

On behalf of Fidus Investment Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on March 10, 2023 with respect to the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00861), filed with the SEC on March 2, 2023 (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Preliminary Proxy Statements are referenced in the responses set forth below, such revisions have been included in the Company’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2023 (the “Definitive Proxy Statement”).

1.

The Preliminary Proxy Statements provides that abstentions and broker non-votes will be deemed to be present for the purpose of determining a quorum for the Company’s 2023 annual meeting of stockholders (the “Annual Meeting”). The Staff notes that there are no routine matters to be voted on at the Annual Meeting. As a result, please confirm that if the Company is aware, or reasonable should be aware, that for a broker who does not have authority to deliver a proxy, the Company will not count those proxies as being present for the purpose of determining a quorum.

Response: The Company acknowledges the Staff’s comment and will ensure that any proxies held by brokers who do not have the authority to deliver such proxies will not be counted as being present for the purpose of determining a quorum.

2.

The Staff refers to the following disclosure on page 5 of the Preliminary Proxy Statement: “Notwithstanding the foregoing, the Company does not expect many, if any, broker non-votes at the Annual Meeting because there are no non-routine proposals to be voted on at the Annual Meeting.” Please revise this disclosure to provide that the Company will not have any broker non-votes at the Annual Meeting because there are only non-routine matters being voted on at the Annual Meeting.

Response: The Company has revised page 5 of the Definitive Proxy Statement to reflect the Staff’s comment.

3.

The Staff notes the Audit Committee report included in the Preliminary Proxy Statement makes reference to the auditing standards generally accepted in the United States. Please revise the Audit Committee report to refer to the auditing standard of the Public Company Accounting Oversight Board.

Response: The Company has revised page 39 of the Definitive Proxy Statement to reflect the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0278 or at PayamSiadatpour@eversheds-sutherland.us.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

Cc:	Edward H. Ross, Chief Executive Officer, Fidus Investment Corporation

Shelby E. Sherard, Chief Financial Officer, Fidus Investment Corporation

Steve B. Boehm, Eversheds Sutherland (US) LLP

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